Exhibit 99.1

NORTHCORE RAISES $625,000 THROUGH EQUITY PRIVATE PLACEMENT; PROVIDES CORPORATE UPDATE

TORONTO, Dec. 29 /CNW/ - Northcore Technologies Inc. (TSX: NTI; OTCBB: NTLNF), a global provider of asset management technology solutions, confirmed that it has closed a private placement of $625,000 through the issuance of common shares.

Under the terms of the equity private placement, investors purchased units priced at $0.08.  Each unit consists of one common share and one common share purchase warrant.  Each full warrant may be converted into a common share at the exercise price of $0.12 at any time prior to December 22, 2012.

As a result of the equity private placement, Northcore issued approximately 7,816,400 common shares and in addition, will issue up to 7,816,400 common shares upon the exercise of related warrants.

"We are encouraged by the support received from investors, who share our belief in the value of Northcore's Working Capital Engine.  Based on the clear successes in 2010 with strong reference accounts, a key objective going forward is to broaden the use of GE Asset Manager's products by customers of GE and we are better positioned than ever to do so.  In parallel to our 50:50 joint venture with GE, we are seeking expansion within the mining industry based on the results we achieved in this sector during the second half of 2010.  We are also pleased that a high level of interest being evidenced in our products at multiple levels of government in North America, as well as in European markets that have an urgent need to remarket surplus assets in these recessionary times. This funding will also support the Company's progress from a technology licensing business model, to creating transaction revenues based on its patent portfolio around online Dutch Auctions.  We are looking forward to 2011 with clear business and technology development plans. We are also grateful to investors for their statement of faith in the 2011 prospects for the Company and management is committed to delivering the results expected by them," said Duncan Copeland, CEO of Northcore Technologies.

Northcore's board of directors unanimously passed a resolution approving the terms.  Northcore has also received conditional approval from the TSX for the private placement.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

About Northcore Technologies Inc.

Northcore Technologies provides a Working Capital Engine™ that helps organizations source, manage, appraise and sell their capital equipment.  Northcore offers its software solutions and support services to a growing number of customers in a variety of sectors including financial services, manufacturing, oil and gas and government.

Northcore owns 50 percent of GE Asset Manager, LLC, a joint business venture with GE. Together, the companies work with leading organizations around the world to help them liberate more capital value from their assets.

Additional information about Northcore can be obtained at www.northcore.com.

This news release may include comments that do not refer strictly to historical results or actions and may be deemed to be forward-looking within the meaning of the Safe Harbor provisions of the U.S. federal securities laws.  These include, among others, statements about expectations of future revenues, cash flows, and cash requirements.  Forward-looking statements are subject to risks and uncertainties that may cause Northcore's results to differ materially from expectations.  These risks include the Company's ability to raise additional funding, develop its business-to-business sales and operations, develop appropriate strategic alliances and successful development and implementation of technology, acceptance of the Company's products and services, competitive factors, new products and technological changes, and other such risks as the Company may identify and discuss from time to time, including those risks disclosed in the Company's Form 20-F filed with the Securities and Exchange Commission.  Accordingly, there is no certainty that the Company's plans will be achieved.  Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the Toronto Stock Exchange, on SEDAR (the System for Electronic Document Analysis and Retrieval at www.sedar.com) and the US Securities and Exchange Commission.  This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities of the Company in any jurisdiction.

%CIK: 0001079171

For further information:

Northcore Technologies Inc.
Investor Relations
Tel: (416) 640-0400 ext. 273
E-mail: InvestorRelations@northcore.com

CO: Northcore Technologies Inc.

CNW 09:45e 29-DEC-10